Exhibit 23.4
August 16, 2010
Board of Directors
TAL Education Group
18/F, Hesheng Building
32 Zhongguancun Avenue, Haidian District
Beijing 100080
People’s Republic of China
Subject: Written Consent of iResearch
We hereby consent to the use of our firm’s name, and the inclusion of, summary of and reference to the research data and information prepared by us, in TAL Education Group’s Registration Statement on Form F-1 (as may be amended or supplemented, the “Registration Statement”), which, as the case may be, is confidentially submitted, to be confidentially submitted or to be publicly filed with the U.S. Securities and Exchange Commission, and in roadshows and other promotional materials in connection with the proposed offering under the Registration Statement. We also hereby consent to the filing of this letter as an exhibit to the Registration Statement.

/s/ iResearch Consulting Group